Exhibit 6.3

Project: 000008759

Amendment: 6

March 27, 2017

Mr. Don Thompson
Vice President, Planning and Development
Red Resort Limited Partnership and RMR Acquisitions Corp.
Box 670
Rossland, British Columbia V0G 1Y0

Dear Mr. Thompson,

We wish to inform you that the Minister has granted approval to amend the Agreement for this project dated March 3, 2010 and last amended June 17, 2016.

Accordingly, the Statement of Work (Attachment "A") for the Agreement shall be replaced with the Statement of Work attached to this Amendment Letter.

All other terms and conditions of the Agreement remain in effect for the duration of the project.

Please acknowledge your acceptance of this agreement by signing, dating, and returning the enclosed amendment letter to this office by March 28, 2017.

Should you have any questions about this amendment of require additional information, please feel free to contact Sat Samra at 604-362-3329.

Sincerely,

"Tom Switzer"

Tom Switzer
Manager, Forecasting, Monitoring & Corporate Services

For: Red Resort Limited Partnership and RMR Acquisition Corp.

Name (print)	Title

Signature	Date

Project No. 000008759

ATTACHMENT "A"

Statement of Work

I.	PROJECT SCOPE

i)	Description

The Recipient will upgrade and expand an existing lodge into a four season conference centre. The lodge upgrade will include making all levels of the building handicap accessible. This project will provide a venue for conventions and events in the Rossland community, and enhance tourism opportunities. The project will create construction employment during the redevelopment of the facility, additional long term employment once completed and enhance the tourism economy in the region as well as diversify employment away from resource sectors such as forestry and mining.

ii)	Project Location

The Recipient shall carry out the Project in Rossland, British Columbia.

iii)	Project Costs

PROJECT COSTS	Project Costs	WD Assistance	WD %
Assisted Capital
2009/2010
Consulting, legal, contracted supervision and permit costs incurred in the period ending March 31, 2010	$110,000	$110,000	100%
2010/2011
Construction costs – improvements and new construction to the building shell and core, tenant improvements, deck and landscaping in the period commencing April 1, 2010	$2,259,900	$890,000	40%
Total Assisted Capital	$2,369,900	$1,000,000	43%
Total Assisted	$2,369,900	$1,000,000	43%
2010/2011
Consulting, legal, finance costs, management costs	$160,100	$0	0%
Total Non-Assisted Capital	$160,100	$0	0%
Total Non-Assisted	$160,100	$0	0%
TOTAL PROJECT COSTS	$2,530,000	$1,000,000	40%

PROJECT COST COMMENTS

A detailed breakdown of estimated costs has been prepared and is included on file. As experienced construction managers, the Recipient will act as the general contractor in the completion of this project and for this will incur a cost, which is to be incremental, of $160,100 under Non-Assisted Costs. A qualified quantity surveyor will be engaged at regular intervals to monitor the progress and costs of the work being undertaken - reports to accompany claims to CAP. Major elements of the construction will be carried out by regional subcontractors who will be required to bid on the work being offered. The Recipient is confident that they will be able to complete the project on time and within budget. Construction costs refer to both improvements to the existing building and to construction of the building expansion. The CFDC will be providing interim construction financing which will, after project completion, be rolled over to long term financing.

Notwithstanding the percentages and amounts of the total project costs of $2,530,000 shown above, the Minister shall make a contribution which in the aggregate shall not exceed the sum of $1,000,000 made up as follows: The lesser of 100% of Project Costs which are assisted and the amount of $110,000 from the Start Date to March 31, 2010; the lesser of 40 % of Project Costs which are assisted and the amount of $890,000 from April 1, 2010 to the Completion Date

The above costs include only Project Costs, as set out above, incurred directly to carry out the Project and ar subject to verification as direct amounts for which payments to third parties can be proven.

iv)	Cashflow

The amounts to be paid by the Minister shall not exceed the following amounts in the Minister's fiscal years ending March 31:

Year	Amount

2010	$110,000

2011	$890,000

v)	Special Conditions

Ongoing Conditions for the Term of the Agreement

1) The Recipient shall pay for all cost overruns related to the project that exceed the aggregate levels of funding outlined in Attachment 'A' Statement of Work.

2) The Minister may hold back the final payment towards the Project, in an amount not exceeding 2% of the Contribution, until the Recipient provides a Final Report, satisfactory to the Minister, outlining the actions undertaken to achieve the objectives of the Project.

3) The Minister shall not make any disbursements of the Contribution until the Recipient provides evidence, satisfactory to the Minister, of having secured all sources of funding for the entire Project.

4) In case of sale or other disposition of the project assets, or where projects are not materially complete prior to March 31, 2011, the Minister reserves the right to cancel in whole or in part, and require repayment proportional to the Contribution made to the Project.

5) The Recipient shall repay the contribution to the Minister by 73 monthly installments of $3,265 commencing April 30,2011 till April 30,2017 and 35 monthly installments of $4,000 commencing May 31, 2017 and ending March 31, 2020. In addition to the monthly installments, the Recipient shall provide annual repayments of $32,628 on FYE March 31, 2012, 2013, and 2014. An annual balloon payment of $25,000 shall be due on March 31,2017. Two (2) additional balloon payments of $186,000 each shall be due on March 31, 2018 and March 31, 2019. The final balloon payment of $126,771, as well as any principal and interest outstanding shall also be repaid on March 31, 2020.

6) The Recipient will provide a report from a qualified Quantity Surveyor with each claim confirming that expenditures are reasonable and competitive.

7) The Minister has no obligation to make a Contribution toward the Project as set out in the Statement of Work unless the Recipient demonstrates, to the satisfaction of the Minister, the supplier was selected through a competitive process and the Recipient chose the supplier offering the best value that also fully met the requirements of the Project.

8) This agreement shall remain in full force and effect until all terms and conditions are complied with, including repayment of the Contribution.

Special Conditions for Specific Events or Timing

1) The Minister will not make any contribution towards project costs incurred by the Recipient after March 31, 2011.

2) The Minister has no obligation to make a Contribution toward Assisted Capital Costs as set out in the Statement of Work unless the Recipient provides reports, satisfactory to the Minister, that have been prepared by a qualified Quantity Surveyor or other qualified professional, which indicate that project expenditures are reasonable and meet the requirements of the Project.

3) The Minister shall not make any disbursements of the Contribution until the Recipient provides evidence, satisfactory to the Minister, of a building permit issued by the City of Rossland.

4) In accordance with the Interest and Administrative Charges Regulations, the Recipient agrees to pay to the Minister interest compounded monthly on any amount that remains unpaid after 30 days after the due date or dates stipulated in the repayment clause 5. The annual interest rate will be set at 3% above the average Bank Rate as determined by the Bank of Canada, prevailing at the close of business on the date the payment becomes due. Interest will be accrued on such overdue amounts from the date the payment becomes due until the debt is paid in full in principal and interest.

5) The Recipient agrees that it is jointly defined as Red Resort Limited Partnership and RMR Acquisition Corp. and a payment made from the Minister to either party shall be recognized as being received by the Recipient. There shall be no obligation to provide consideration or other notice to the party not named on the cheque.

6) The Recipient agrees that until all of its indebtedness hereunder has been repaid in full, there will be no shareholder withdrawals, repayment of shareholders loans or payment of dividends without the prior written consent of the Minister. There will also be no payment of consideration of any kind to the Limited Partners without the prior written consent of the Minister. Written consent by the Minister will not be unreasonably withheld.

vi)	Dates

a)	Shared Cost Commencement Date – December 30, 2009

b)	Completion Date – December 31, 2010

c)	Cancellation Date – January 30, 2010

d)	Final Client Reporting Date – January 31, 2011

vii)	Stacking Limit and Funding

Stacking Limit	75%

PROJECT FUNDING

WD Repayable	$1,000,000
Debt	$1,530,000
TOTAL PROJECT FUNDING	$2,530,000

II.	PROJECT MEASUREMENT

This section describes the basis for measuring the progress, outcomes and success of the Project. Reporting by the Recipient shall reflect these parameters.

i)	Timeline of Project

a)	Construction specifications and documentation completed	Jan 2010

b)	Construction completed and building commissioned	Dec 2010

c)	Faility staffed and open for business	Dec 2010

ii)	Performance Indicators

	Indicator	Baseline	Date	Target	Date

a)	# public private partnership	0	Dec-2009	4	Dec-2010
b)	# businesses created/maintained/expanded	0	Dec-2009	36	Dec-2010
c)	# of person months created or maintained	Zero	Dec-2009	129	Dec-2010
d)

iii)	Expected Results/Methodology & Timing

Progress on project shall be evaluated against project performance indicators.

The Recipient shall continue to provide information and reports with respect to the Performance Indicators, as requested by the Minister, until the Final Client Reporting Date.